

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via U.S. Mail</u>
Alfred E. Abiouness, Jr.
Chief Executive Officer
Cotton Bay Holdings, Inc.
1314 East Las Olas Boulevard, Suite #1034
Fort Lauderdale FL, 33301

> **Re: Cotton Bay Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-51413**

Dear Mr. Abiouness:

We note that your financial statements for the year ended December 31, 2011 were audited by Lake & Associates, CPA's LLC. Effective August 13, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Lake & Associates, CPA's LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/08132013_Lake.pdf

As Lake & Associates, CPA's LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Lake & Associates, CPA's LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2013. If you have any questions, please contact Ta Tanisha Meadows, Staff Accountant at 202-551-3322.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant